TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34658
April 2, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Press release dated March 29, 2004 and entitled "Notice of Obtaining Approval of the Establishment of a Joint Holding Company, T&D Holdings, Inc."

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

H. Shibata

Hironori Shibata

Enclosure

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T&D Life Group

04 APR -5 AM 7:21

March 29, 2004

Taiyo Life Insurance Company
Representative: Katsuro Oishi, President

Daido Life Insurance Company
Representative: Naoteru Miyato, President

T&D Financial Life Insurance Company
Representative: Osamu Mizuyama, President

Notice of Obtaining Approval of the Establishment of a Joint Holding Company, "T&D Holdings, Inc."

Taiyo Life Insurance Company, Daido Life Insurance Company, and T&D Financial Life Insurance Company are planning to establish a joint holding company, "T&D Holdings, Inc.", on April 1, 2004.

With this approval, today we obtained approval from the Prime Minister of Japan, for the establishment of "T&D Holdings, Inc.", in accordance with Paragraph 1 of Article 271-18 of the Insurance Business Law.

(Reference) Overview of the Holding Company:

Name of Company: T&D Holdings, Inc.

Initial Capitalization: 100 billion yen

Number of Authorized Capital Shares: 966.0 million

Number of Issued and Outstanding Shares: 241.5 million

For inquiries regarding the above, please contact:
T&D Life Group, Investor Relations
Tel: +81-3-3281-1727